

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Via E-mail
Don Charney
Chairman and Chief Executive Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, California 90021-1106

> **Re:** **American Apparel, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 21, 2013**
> **File No. 333-190767**

Dear Mr. Charney:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given you are registering up to $19,451,960 principal amount of notes to be issued in lieu of interest in certain circumstances, please disclose that such notes may be issued on the cover of your prospectus and in the summary section.

2. Please clarify the term "specified consolidated net leverage ratio," referenced in the first risk factor on page 35, in quantified terms.

Signatures

3. Your signatures should indicate each capacity in which the officers of each registrant, including each limited liability company, sign the registration statement including principal executive officer, principal financial officer, and controller or principal accounting officer. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell at (202) 551-3357 if you have questions regarding our comments.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via e-mail): Michelle Gasaway, Esq.